0904 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                   Artemis International Solutions Corporation

        ----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    68400F109
                                 (CUSIP Number)

Pekka Pere with copies to:

       Proha Plc                               Petri Y.J. Haussila, Esq.
   Maapallonkuja 1 A                               White & Case LLP
    FIN-02210 Espoo                                 Etelaranta 14
       Finland                                   FIN-00130 Helsinki
   011-358-20-4362-000                                  Finland
                                                   011-358-9-228-641

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 3, 2003
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 68400F109
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Proha Plc                       I.R.S. IDENTIFICATION NO.
                                                                -------------

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                 (b) [X]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
     PURSUANT TO ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Finland

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NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              7,977,062
WITH
                                     -------------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                     -------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            7,977,062
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,977,062

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [_]


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


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         80%
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14   TYPE OF REPORTING PERSON

         CO
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     This Amendment No. 3 amends and supplements the Schedule 13D filed on April
23, 2001 (the "Statement") by Proha Plc, a public company listed on the Helsinki Stock Exchange and incorporated under the laws of Finland ("Proha"), as amended by Amendment No. 1 thereto filed on August 1, 2001 and Amendment No. 2 filed on November 20, 2001, in relation to the common stock, par value $0.001 per share (the "Common Stock"), of Artemis International Solutions Corporation f/n/a Opus360 Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Statement.

Item 1.   Security and Issuer

     The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

     "This statement on Schedule 13D relates to the common stock, $0.001 par value per share, of Artemis International Solutions Corporation, a Delaware corporation, the principal executive offices of which are located at 34041 MacArthur Blvd. Suite 260, New Port Beach, CA 92660."

Item 4.   Purpose of the Transaction

     The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

     "(a) - (j) On April 11, 2001, Proha and the Issuer entered into a Share Exchange Agreement (the "April Share Exchange Agreement"), which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K by the Issuer with the Securities and Exchange Commission (the "SEC") on April 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference, as amended by the First Amendment to the Share Exchange Agreement, dated July 10, 2001 (the "First Amendment," and together with the April Share Exchange Agreement, the "Share Exchange Agreement"), which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K with the SEC on July 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference. Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein, the Issuer issued to Proha 73,938,702 shares of Common Stock (the "First Tranche") on July 31, 2001 (the "First Closing Date") which represented approximately 37.1% of the total number of shares of Common Stock the Issuer is obligated to issue to Proha under the Share Exchange Agreement. In consideration for the issuance of the First Tranche on the First Closing Date, Proha assigned, transferred and delivered to the Issuer, and the Issuer accepted delivery at the First Closing (as defined below) of all of the issued and outstanding shares of Artemis Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Proha (the "Artemis Shares"). The consummation of such transactions are collectively referred to herein as the "First Closing." Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein, the Issuer issued to Proha 125,487,858 shares of Common Stock (the "Second Tranche") on November 20, 2001 (the "Second Closing Date") which, together with the First Tranche, represents 100% of the total number of shares of Common Stock the Issuer is obligated to issue to Proha under the Share Exchange Agreement. As of November 20, 2001, the Second Tranche was equal to (x) 80% of the Common Stock on a fully-diluted basis as of the First Closing Date, less (y) the sum of the First Tranche and any other shares of Common Stock issued to Proha prior to the Second Closing Date. In consideration for the issuance of the Second Tranche on the Second Closing Date, Proha assigned, transferred and delivered to the Issuer, and the Issuer took delivery at the Second Closing (as defined below), of (i) a number of shares of Intellisoft Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, equal to 19.9% of the issued and outstanding shares of Intellisoft Oy on a fully-diluted basis (the "Intellisoft Shares"), and (ii) a number of shares of Accountor Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, representing 19.9% of the issued and outstanding shares of Accountor Oy on a fully-diluted basis (the "Accountor Shares," and together with the Artemis Shares and the Intellisoft Shares, the "Exchanged Shares"). The consummation of such transactions is collectively referred to herein as the "Second Closing." On August 28, 2002, the Board of Directors of the Issuer approved a proposal to effect a reverse stock split of the shares of the Issuer's outstanding Common Stock at a ratio of one share of Common Stock for every 10, 11, 12 or any whole number of shares up to and including 100. At a special meeting of stockholders of the Issuer held on October 21, 2002, the stockholders of the Issuer approved four ratios for the reverse stock split: (aa) 1:25, (bb) 1:50, (cc) 1:75 and
(dd) 1:100. On November 29, 2002, the Board of Directors of the Issuer passed a resolution approving a reverse stock split of 1:25 (the "Stock Split"), and directed management to effectuate the Stock Split. The shares of Common Stock began trading on a reverse split basis as of February 7, 2003. Holders of less than one share of Common Stock following the Stock Split received cash in lieu of fractional shares of Common Stock. As a result of the Stock Split, the number of shares of Common Stock held by Proha decreased to 7,977,062 from 199,426,560. However, Proha's percentage holding remained unchanged at its current level of 80% of the Common Stock on a fully-diluted basis despite the Stock Split (based upon Issuer's representations made in its 2002 Annual Report on Form 10-K filed on April 15, 2003 (SEC file number 000-2973)).

     With effect as of July 31, 2001, in accordance with the Share Exchange Agreement, the composition of the Board of Directors of the Issuer was changed to consist of 8 members, 5 of which were to be nominees of Proha. Pursuant to the Share Exchange Agreement, the Issuer's Board of Directors is adjusted as follows: so long as Proha, or any Proha successor, beneficially owns at least
(i) 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 5 nominees of Proha, (ii) 33.33% but less than 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 4 nominees of Proha, and (iii) 10% but less than 33.33% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 3 nominees of Proha. On January 17, 2002, the Board of Directors of the Issuer resolved to change the composition of the Board of Directors of the Issuer to its current composition of 9 members, 5 of which are nominees of Proha. On April 14, 2003, the Board of Directors of the Issuer further resolved to change the composition of the Board of Directors, with such change in composition to take effect as of the annual general meeting of stockholders of the Issuer to be held in 2003, to consist of 7 members, 5 of which are to be Proha nominees.

     Proha and the Issuer entered into a Registration Rights Agreement at the First Closing (the "Registration Rights Agreement"). The Registration Rights Agreement grants to Proha and its assignees (the "Holders") the right to require the Issuer to register for offer and sale under the Securities Act of 1933 all or a portion of the shares of Common Stock acquired by Proha under the Share Exchange Agreement or other securities of the Issuer subsequently acquired by Proha (collectively, the "Registerable Securities"). In addition, a majority of Holders may request that the Issuer effect a shelf registration on Form S-3, if eligible, covering all or a portion of the Registerable Securities then outstanding. The Holders also have the right, subject to certain limitations, to request the Issuer include their respective Registerable Securities in a registration undertaken by the Issuer for its own behalf or on behalf of any of its other stockholders. All requests for registrations are subject to customary terms and conditions. The Issuer has agreed to pay all registration expenses incurred by it in connection with the exercise of registration rights by the Holders. The Registration Rights Agreement is filed as Exhibit 10.2 hereto.

     On July 3, 2003, Proha sent a "Request for Records" letter (the "Request Letter") to the Issuer in which Proha requested a copy of the following records:
(i) A complete record or list of the Issuers stockholders, certified by the Issuer, showing the names and addresses of each stockholder and number of shares of Common Stock registered in the name of each such stockholder, as of the most recent date available; (ii) A list of the holders of Common Stock as of the most recent date available, showing the names, addresses and number of shares held by such stockholders; (iii) All daily transfer sheets showing changes in the names, addresses and number of shares of the Issuer's stockholders which are in or come into the possession of the Issuer or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees; (iv) All information in or which comes into the Issuer's possession, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of shares held by the participating brokers and banks named in the individual nominee names of Cede & Co., Pacific & Co., Kray & Co., Philadelp and DLJ, or other similar nominees; (v) All information in or which comes into the Issuer's possession, or which can reasonably be obtained from brokers, dealers, banks clearing agencies or voting trustees, relating to the names of the beneficial owners of the Common Stock, (vi) A stop list or stop lists relating to any shares of Common Stock and any additions or deletions from the date of the list referred to in (i) above; and (vii) A list of all stockholders owning 1,000 or more shares of Common Stock arranged in descending order as of the most recent date available. The purpose of the Request Letter is to facilitate Proha in considering a possible plan or proposal of an offer by Proha, or an affiliate thereof, to purchase some or all of the Common Stock not already owned by Proha.

     The description of each of the agreements herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits hereto or are incorporated by reference from other filings of the Issuer with the SEC.

           Other than as described herein, neither Proha nor, to the best of its knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans)."

Item 5.   Interest in Securities of the Issuer

     The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

     "(a) Proha's beneficial ownership of 7,977,062 shares of Common Stock constitutes beneficial ownership of 80% of the total number of shares of outstanding Common Stock as of July 29, 2003 (based upon Issuer's representations made in its 2002 Annual Report on Form 10-K filed on April 15, 2003 (SEC file number 000-2973)).

     (b) Proha has sole power to vote or to direct to vote and sole power to dispose or to direct the disposition of 7,977,062 shares of Common Stock, which represent 80% of the shares of issued and outstanding Common Stock as of July 29, 2003 (based upon Issuer's representations made in its 2002 Annual Report on Form 10-K filed on April 15, 2003 (SEC file number 000-2973)).

     (c) Except as described herein, neither Proha nor, to the best of Proha's knowledge, any of the persons referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock since April 23, 2001.

     (d) Not applicable.

     (e) Not applicable."

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2003


                                    PROHA PLC


                                            By:  /s/ Pekka Pere
                                               ------------------------------
                                               Name:  Pekka Pere
                                               Title: Chief Executive Officer

                                   Schedule I

     Schedule I to the Statement is hereby deleted in its entirety and replaced with the following:

     "Set forth below is the name, present principal occupation or employment of the Board of Directors and each executive officer of Proha Plc. The principal address of Proha Plc and, unless indicated below, the current business address for each individual listed below is Maapallonkuja 1 A, FIN-02210, Espoo, Finland, telephone: 011-358-20-4362-000.



--------------------------------------- ------------------------------------- ------------------------------------
Name/                                   Citizenship                           Present Principal Occupation and
Position at Proha Plc/ Current                                                Business Address of Employer
Business Address

--------------------------------------- ------------------------------------- ------------------------------------
Olof Odman/                             Sweden                                Chairman  and  Managing
Chairman of the Board of Directors/                                           Director  of  Cobnet  AB, Neglinge
Neglinge Center, 133 33 Saltsjobaden,                                         Center, 133 33 Saltsjobaden, Sweden
Sweden

--------------------------------------- ------------------------------------- ------------------------------------
Pekka Pere/                             Finland                               Chief Executive Officer of Proha
Director and Chief Executive Officer                                          Plc

--------------------------------------- ------------------------------------- ------------------------------------
Klaus Cawen/                            Finland                               Senior Vice  President of Kone
Director                                                                      Corporation,  Eliel Saarisen tie
                                                                              Pb 26, FIN-00401, Helsinki, Finland
--------------------------------------- ------------------------------------- ------------------------------------
Alec Gores/                             United States                         Chairman of Gores Technology
Director/                                                                     Group,  10877 Wilshire Boulevard,
10877 Wilshire Boulevard, Suite 1805,                                         Suite  1805,  Los  Angeles,
Los Angeles, California  90024                                                California 90024

--------------------------------------- ------------------------------------- ------------------------------------
Pekka Makela/                           Finland                               Consultant
Director

--------------------------------------- ------------------------------------- ------------------------------------
Steven C. Yager/                        United States                         Employee of Gores
Director/                                                                     Technology Group, 10877
4041 MacArthur Blvd. Suite                                                    Wilshire boulevard, Suite
260, New Port Beach, CA                                                       1805, Los Angeles,
92660                                                                         California, 90024"

--------------------------------------- ------------------------------------- ------------------------------------


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